UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sharpspring, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

784589103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 784589103	Page 2 of 5

1. Names of Reporting Persons. Kinderhook 2 GP, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 157,932
7. Sole Dispositive Power ---0
8. Shared Dispositive Power 157,932
9. Aggregate Amount Beneficially Owned by Each Reporting Person 157,932
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 1.8%
12. Type of Reporting Person

13G

CUSIP No. 784589103

ITEM 1.

(a)	Name of Issuer: Aspen Group, Inc.

(b)	Address of Issuer's Principal Executive Offices: 550 SW 2nd Ave., Gainesville FL 32601

ITEM 2.

(a)	Name of Person Filing: Kinderhook 2 GP, LP

(b)	Address of Principal Business Office, or if None, Residence: 2 Executive Drive, Suite 585, Fort Lee, New Jersey 07024

(c)	Citizenship: Delaware, United States

(d)	Title of Class of Securities: Common stock, par value $.01 per share

(e)	CUSIP Number: 784589103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 157,932

(b)	Percent of class: 1.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 157,932

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 157,932

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Kinderhook 2 GP, LLC (the “General Partner”) serves as the general partner to Kinderhook 2, LP, the record holder of the Shares (the “Partnership”), and is responsible for making investment decisions on the Partnership’s behalf. Messrs. Tushar Shah and Stephen Clearman serve as the General Partner’s co-managing members.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2018

(Date)

/s/ Tushar Shah

(Signature)

Tushar Shah, Managing Member of

Kinderhook 2 GP, LLC

(Name/Title)

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